UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sonus Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83570V107

(CUSIP Number)

Michael Lees

JPMorgan Chase & Co.

270 Park Avenue

New York, NY 10017

(212) 270-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83570V107	13D	Page 1 of 11 pages

1	Names of Reporting Persons JPMorgan Chase & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 49,940,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,940,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,940,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.1%
14	Type of Reporting Person HC, CO

CUSIP No. 83570V107	13D	Page 2 of 11 pages

1	Names of Reporting Persons OEP III Co-Investors, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,142,007
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,142,007

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,007
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person PN

CUSIP No. 83570V107	13D	Page 3 of 11 pages

1	Names of Reporting Persons OEP II Partners Co-Invest, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,749,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,749,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 83570V107	13D	Page 4 of 11 pages

1	Names of Reporting Persons Heritage PE (OEP) III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,048,711
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,048,711

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,048,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.3%
14	Type of Reporting Person PN

CUSIP No. 83570V107	13D	Page 5 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Sonus Networks, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Technology Park Drive, Westford, Massachusetts 01866.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	JPMorgan Chase & Co. (“JPMorgan Chase);

(2)	OEP III Co-Investors, L.P. (“OEP III Co-Investors);

(3)	OEP II Partners Co-Invest, L.P. (OEP II Partners Co-Invest”); and

(4)	Heritage PE (OEP) III, L.P. (“Heritage III” and, together with OEP III Co-Investors and OEP II Partners Co-Invest, the “OEP Limited Partners”).

JP Morgan Chase is organized under the laws of the State of Delaware. Each of the OEP Limited Partners is organized under the laws of the Cayman Islands. The business address of OEP II Partners Co-Invest is 510 Madison Ave., 19th Floor, New York, NY 10022. The business address of each of the other Reporting Persons is 270 Park Avenue, 10th Floor, New York, New York 10017. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the directors and officers of JPMorgan Chase and the members of the investment committee of Heritage III (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities reported herein in consideration of 4,838,087,106 Class C shares of GENBAND Holdings Company (“GENBAND”) that, pursuant to the terms and conditions of the Merger Agreement (as defined below), were converted into the right to receive 49,940,222 shares of Common Stock.

CUSIP No. 83570V107	13D	Page 6 of 11 pages

Pursuant to the terms of the Merger Agreement, the Issuer has agreed to pay the former GENBAND shareholders, other than GENBAND, Inc. (“GB”) and GENBAND II, Inc. (“GB II”), interest and principal pursuant to a $22,500,000 promissory note as additional consideration for the Mergers (as defined below). The promissory note does not amortize and the principal thereon is payable in full on the third anniversary of its execution. Interest on the promissory note is payable quarterly in arrears and accrues at a rate of 7.5% per annum for the first six months after issuance, and thereafter at a rate of 10% per annum.

Item 4.	Purpose of Transaction.

The Mergers

On May 23, 2017, Sonus Networks, Inc. (“Old Sonus”), the Issuer (f/k/a Solstice Sapphire Investments, Inc.), Solstice Sapphire, Inc., Green Sapphire Investments LLC, Green Sapphire LLC, GENBAND, GB and GB II entered into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 27, 2017 (the “Closing Date”), each of Old Sonus, GENBAND, GB and GB II became wholly owned subsidiaries of the Issuer through a series of mergers (the “Mergers”), each share of common stock of Old Sonus was converted into the right to receive one share of Common Stock, and all outstanding shares of GENBAND were converted into the right to receive, in the aggregate, a number of shares of Common Stock approximately equal to the number of shares received by the Old Sonus shareholders.

As a result, on the Closing Date, the GENBAND shares held by the Reporting Persons were converted into an aggregate of 49,940,222 shares of Common Stock.

Principal Stockholders Agreement

In connection with the consummation of the Mergers, the Issuer, Heritage III and Heritage PE (OEP) II, L.P. (“Heritage II”) entered into the Principal Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement provides, among other things, that: (i) for so long as the Reporting persons beneficially own at least 80% of the Common Stock beneficially owned on the Closing Date, the Reporting Persons will have the right to nominate five directors to serve on the Issuer’s Board of Directors (the “Board”); (ii) from and after the first time that the Reporting Persons beneficially own less than 80% of the Common Stock beneficially owned on the Closing Date, the number of directors that the Reporting Persons will have the right to nominate will be reduced to four; (iii) from and after the first time that the Reporting Persons beneficially own less than 70% of the Common Stock beneficially owned on the Closing Date, the number of directors that the Reporting Persons will have the right to nominate will be reduced to three; (iv) from and after the first time that the Reporting Persons beneficially own less than 50% of the Common Stock beneficially owned on the Closing Date, the number of directors that the Reporting Persons will have the right to nominate will be reduced to two; (v) from and after the first time that the Reporting Persons beneficially own less than 30% of the Common Stock beneficially owned on the Closing Date, the number of directors that the Reporting Persons will have the right to nominate will be reduced to one; and (vi) upon the first date that the Reporting Persons beneficially own less than 10% of the Common Stock beneficially owned on the Closing Date, the Reporting Persons will have no board designation

CUSIP No. 83570V107	13D	Page 7 of 11 pages

rights and the Issuer may, following a request of the majority of directors serving (other than those designated by the Reporting Persons), require any designees of the Reporting Persons to resign from the Board.

In addition, the Issuer has agreed to take all necessary actions within its control to include the Reporting Persons’ nominees in the slate of nominees recommended by the Board for election of directors and to cause the stockholders of the Issuer to elect the Reporting Persons’ nominees. In the event any director nominated by the Reporting Person resigns or is unable to serve, the Reporting Persons will be entitled to designate a replacement director, subject to the conditions set forth in the Stockholders Agreement. For so long as the Reporting Persons have the right to nominate directors under the Stockholders Agreement, with respect to any proposal or resolution relating to the election of directors, the Reporting persons have agreed to take all necessary actions within their control to vote their shares either affirmatively in favor of such director nominees, or in the same proportion to all shares voted by other stockholders of the Issuer.

The Stockholders Agreement also contains customary standstill provisions that restrict the Reporting Persons from acquiring (or seeking or making any proposal or offer with respect to acquiring) additional shares of Common Stock or any security convertible into the Issuer’s Common Stock or any assets, indebtedness or businesses of the Issuer or any of its subsidiaries. The standstill restrictions apply from the date of the Stockholders Agreement until the earlier of the acquisition of Issuer by a third party in a change of control transaction and when the Reporting Persons no longer have any rights to nominate or designate nominees to the Board. Pursuant to the Stockholders Agreement, without the approval of a majority of the independent directors, the Reporting Persons are prohibited from entering into or affirmatively supporting any transaction resulting in a change of control of the Issuer in which any of the Reporting Persons receives per share consideration as a holder of Common Stock in excess of that to be received by other holders of Common Stock.

The Reporting Persons have also agreed that, for a period of 180 days following the Closing Date, none of the Reporting Persons may transfer any shares of the Common Stock, except to a permitted transferee that agrees to hold shares subject to the terms of the Stockholders Agreement. Thereafter, until three years following the Closing Date, except as otherwise approved by a majority of independent directors, the Reporting Persons may not transfer any shares of Common Stock if such transfer involves more than 15% of the outstanding shares of Common Stock or if the transferee would own more than 15% of the outstanding shares of Common Stock following such transfer, unless the transferee agrees to be subject to the Stockholders Agreement.

The Stockholders Agreement will terminate by mutual consent of a majority in interest of Heritage II, Heritage III and the Issuer (including the approval by a majority of independent directors) or when the Reporting Persons, in the aggregate, beneficially own less than 2% of the Issuer’s common stock.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 83570V107	13D	Page 8 of 11 pages

The Registration Rights Agreement

In connection with the consummation of the Mergers, Heritage II and Heritage III entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer pursuant to which the Issuer granted the Reporting Persons certain shelf, demand and piggyback registration rights beginning 180 days after the Closing Date. Such rights are subject to the transfer restrictions in the Stockholders Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Stockholders Agreement and the Registration Rights Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Stockholders Agreement, the Reporting Persons or their designee(s) to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 101,715,416 shares of Common Stock outstanding as of October 27, 2017.

CUSIP No. 83570V107	13D	Page 9 of 11 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
JPMorgan Chase & Co.	49,940,222	49.1%	0	49,940,222	0	49,940,222
OEP III Co-Investors, L.P.	1,142,007	1.1%	0	1,142,007	0	1,142,007
OEP II Partners Co-Invest, L.P.	1,749,504	1.7%	0	1,749,504	0	1,749,504
Heritage PE (OEP) III, L.P.	47,048,711	46.3%	0	47,048,711	0	47,048,711

OEP III Co-Investors and OEP II Partners Co-Invest are the record holders of 1,142,007 and 1,749,504 shares of Common Stock, respectively. Heritage III is the record holder of 47,048,711 shares of Common Stock.

JPMorgan Chase is a publicly traded entity listed on the New York Stock Exchange, which is the sole member of JPMorgan Holdings LLC, which is the sole member of Banc One Financial LLC, which is the sole member of OEP Holdings LLC, which is the sole member of JPMC Heritage Parent LLC, which is the general partner of OEP General Partner III L.P., which is the general partner of Heritage III. As such, each of OEP Holding LLC, JPMC Heritage Parent LLC and OEP General Partner III L.P. may be deemed to have or share beneficial ownership of the Common Stock held directly by Heritage III. OEP III Co-Investors and OEP II Partners Co-Invest are subject to certain contractual agreements and statutory obligations to acquire and vote shares side-by-side with Heritage III.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 83570V107	13D	Page 10 of 11 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated as of May 23, 2017, by and among Sonus Networks, Inc., Solstice Sapphire Investments, Inc., Solstice Sapphire, Inc., Green Sapphire Investments LLC, Green Sapphire LLC, GENBAND Holding Company, GENBAND, Inc. and GENBAND II, Inc. (incorporated by reference to Exhibit 2.1 to Sonus Networks Inc.’s Current Report on Form 8-K filed with the SEC on May 23, 2017).

3	Principal Stockholders Agreement dated as of October 27, 2017, by and among Sonus Networks, Inc., Heritage PE (OEP) II, L.P. and Heritage PE (OEP) III, L.P. (incorporated by reference to Exhibit 99.1 to Sonus Networks Inc.’s Current Report on Form 8-K filed with the SEC on October 30, 2017).

4	Registration Rights Agreement dated as of October 27, 2017, by and among Sonus Networks, Inc., Heritage PE (OEP) II, L.P. and Heritage PE (OEP) III, L.P. (incorporated by reference to Exhibit 99.2 to Sonus Networks Inc.’s Current Report on Form 8-K filed with the SEC on October 30, 2017).

CUSIP No. 83570V107	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 6, 2017

JPMORGAN CHASE & CO.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Executive Director

OEP III CO-INVESTORS, L.P.
By: OEP Co-Investors Management III, Ltd., as General Partner

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

OEP II PARTNERS CO-INVEST, L.P.
By: OEP II Partners Co-Invest, GP, Ltd., its General Partner

By:	/s/ Richard M. Cashin
Name:	Richard M. Cashin
Title:	Director

HERITAGE PE (OEP) III, L.P.
By: OEP General Partner III, L.P., as General Partner
By: JPMC Heritage Parent LLC, as General Partner

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

SCHEDULE A

Set forth below is the name and present principal occupation or employment of each director and officer of JPMorgan Chase & Co. and each member of the investment committee of Heritage PE (OEP) III, L.P. The business address of each of the directors, executive officers and investment committee members is c/o JPMorgan Chase & Co, 270 Park Avenue, New York, NY, 10017, except for as follows: the business address for Patrick Dempsey is 383 Madison Avenue, New York, NY, 10179; the business address for James M. Collins is 4 New York Plaza, New York, NY, 10004; and the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom.

JPMorgan Chase & Co.

Directors and Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.	United States

James A. Bell	Director of JPMorgan Chase & Co. and Retired Executive Vice President of the Boeing Company	United States

Crandall C. Bowles	Director of JPMorgan Chase & Co. and Chairman Emeritus of The Springs Company	United States

Stephen B. Burke	Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC	United States

Todd A. Combs	Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.	United States

James S. Crown	Director of JPMorgan Chase & Co. and President of Henry Crown and Company	United States

Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG	United States

Laban P Jackson, Jr.	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	United States

Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer GE Capital	United States

Lee R. Raymond	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	United States

William C. Weldon	Director of JPMorgan Chase & Co. and Retired Chairman and CEO of Johnson & Johnson	United States

James Dimon	Chairman of the Board, Chief Executive Officer and President	United States

Ashley Bacon	Chief Risk Officer	United Kingdom

Lori A. Beer	Chief Information officer	United States

John L. Donnelly	Head of Human Resources	United States

Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management	United States

Stacey Friedman	General Counsel	United States

Marianne Lake	Chief Financial Officer	United States

Douglas B. Petno	Chief Executive Officer of Commercial Banking	United States

Daniel E. Pinto	Chief Executive Officer of the Corporate & Investment Bank	Argentina

Gordon A. Smith	Chief Executive Officer of Consumer & Community Banking	United States

Heritage PE (OEP) III, L.P.

Investment Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Richard W Smith	Managing Director – Head of Principal Investments	United States

Paul C. Hennessy	Managing Director – Principal Risk	United States

Marie A. Nourie	Managing Director – Managing Director - Chief Financial Officer for Chief Investment Office, Treasury and Private Investments	United States

Ana Capella Gomez-Acebo	Managing Director – Head of Strategic Investments & Heritage Private Equity	Spain

SCHEDULE B

JPMorgan Chase & Co. (the “Firm”) and/or its subsidiaries are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Firm’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Firm believes it has asserted meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings, and intends to defend itself vigorously in all such matters. For further information, please refer to the Firm’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) (available at: http://investor.shareholder.com/jpmorganchase/sec.cfm).

The following is a summary of (i) matters in which the Firm or one of more of its subsidiaries has been convicted in a criminal proceeding during the past five years and (ii) significant matters to which the Firm or one of more of its subsidiaries has been a party during the past five years involving a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Auction-Rate Securities Investigations and Litigation.

Beginning in March 2008, several regulatory authorities initiated investigations of a number of industry participants, including the Firm, concerning possible state and federal securities law violations in connection with the sale of auction-rate securities (“ARS”). In 2012, the Firm reached settlement agreements with the New York Attorney General’s Office and the Office of Financial Regulation for the State of Florida. The settlement agreements provided for the payment of penalties totaling $25 million to all states and territories. Final consent agreements were also reached with all members of the North American Securities Administrators Association.

CIO Investigations.

In September 2013, JPMorgan Chase & Co. announced that it and JPMorgan Chase Bank, N.A. had entered into settlements with the SEC, the U.K. Financial Conduct Authority (“FCA”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and the Office of the Comptroller of the Currency (“OCC”) relating to the 2012 losses in the Firm’s Chief Investment Office (“CIO”). Total penalties in the amount of approximately $920 million were paid to resolve these investigations. The administrative orders and other settlement materials with each of the SEC, FCA, Federal Reserve and OCC can be accessed at their respective websites, as follows: www.sec.gov; www.fca.org.uk; www.federalreserve.gov; www.occ.gov.

Foreign Exchange Investigations.

In May 2015, the Firm announced that it had reached separate settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve to resolve their respective investigations relating to the Firm’s foreign exchange (“FX”) business (collectively, the “Settlement Agreements”). Under the DOJ settlement, the Firm agreed to plead guilty to a single violation of federal antitrust law and to pay a fine of $550 million. Under the Federal Reserve settlement, the Firm agreed to the entry of a Consent Order, to pay a fine of $342 million, and to take various remedial actions. The Settlement Agreements can be accessed at the DOJ and Federal Reserve websites at www.justice.gov and www.federalreserve.gov.

Mortgage-Backed Securities Investigations and Litigation.

The Firm is responding to an ongoing investigation being conducted by the DOJ’s Criminal Division and two United States Attorney’s Offices relating to offerings of mortgage-backed securities securitized and sold by the Firm and its subsidiaries.

Proprietary Products Investigation.

In December 2015, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC agreed to a settlement with the SEC, and JPMorgan Chase Bank, N.A. agreed to a settlement with the Commodity Futures Trading Commission, regarding disclosures to clients concerning conflicts associated with the Firm’s sale and use of proprietary products, such as the Firm’s mutual funds, in the Firm’s wealth management businesses, and the U.S. Private Bank’s disclosures concerning the use of hedge funds that pay placement agent fees to the Firm’s broker-dealer affiliates. As part of the settlements, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC paid penalties, disgorgement and interest totaling approximately $307 million. The Firm continues to cooperate with inquiries from other government authorities concerning disclosure of conflicts associated with the Firm’s sale and use of proprietary products.

Referral Hiring Practices Investigations.

In November 2016, the Firm announced that it had entered into settlements with the DOJ, the SEC and the Federal Reserve to resolve those agencies’ respective investigations relating to a former hiring program for candidates referred by clients, potential clients and government officials in the Asia Pacific region. Under the settlement agreement with the DOJ, JPMorgan Securities (Asia Pacific) Limited (“JPMSAPL”), a Hong Kong-based wholly-owned subsidiary of the Firm, entered into a Non-Prosecution Agreement pursuant to which JPMSAPL paid a monetary penalty of $72 million to the DOJ, and the Firm agreed to certain terms and obligations as set forth therein. Under the terms of the settlement agreement, which will be in effect for three years, no criminal charges will be brought against JPMSAPL or the Firm for conduct described in the agreement, provided that both comply with their respective obligations. In addition, the Firm paid approximately $106 million in disgorgement, and $25 million in prejudgment interest, pursuant to its civil resolution with the SEC, and paid a fine of approximately $62 million under its civil resolution with the Federal Reserve.